VirZoom, Inc.

A Delaware Corporation

Financial Statements (unaudited) and

Independent Accountants' Review Report

December 31, 2017 and 2016

Table of Contents





F&A

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Directors and Management
VirZoom, Inc.
Cambridge, Massachusetts

We have reviewed the accompanying financial statements of VirZoom, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in Note 10 of the financial statements, VirZoom, Inc. has generated substantial losses to date, relies on outside sources to fund operations, and is not cashflow positive. Accordingly, substantial doubt is raised about VirZoom, Inc.'s ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

September 13, 2018

Members of:
WSCPA
AICPA

802 N Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
mail@fruci.com
www.fruci.com

VirZoom, Inc.
Balance Sheets
(unaudited)

ASSETS

		December 31, 2017		December 31, 2016
Current assets:				
Cash	$	283,540	$	239,141
Accounts receivable		46,673		33,974
Inventory		56,518		17,354
Prepaid items		143,984		65,940
Total current assets		530,715		356,409
Property, plant, and equipment (net)		-		3,564
Other assets				
Deposits		32,874		32,874
Total other assets		32,874		32,874
Total Assets	$	563,589	$	392,847

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities				
Accounts payable and accrued expenses	$	294,450	$	148,856
Accrued employee bonuses		-		132,000
Accrued interest - convertible debt		528,925		397,719
Accrued interest - short-term notes		27,613		-
Deferred revenue		86,719		3,198
Short-term notes payable		225,000		-
Convertible notes payable		6,132,000		4,379,000
Total current liabilities		7,294,707		5,060,773
Commitments & contingencies		-		-
Stockholders' equity:				
Common stock, $.0001 par value; 20,000,000 shares authorized, 7,404,009 and 7,000,000 shares issued and outstanding, respectively		740		700
Additional paid-in capital		1,127,890		8,083
Accumulated deficit		(7,859,748)		(4,676,709)
Total stockholders' equity		(6,731,118)		(4,667,926)
Total liabilities & stockholders' equity	$	563,589	$	392,847

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

VirZoom, Inc.
Statements of Operations
(unaudited)

		Year ended December 31,		
		2017		2016
Revenue	$	442,981	$	323,724
Cost of goods sold		266,246		288,745
Gross income		176,735		34,979
Expenses:				
Payroll		1,730,811		1,688,468
Advertising and promotion		94,970		76,739
Research and development		79,219		217,694
Consulting fees		197,820		198,791
Professional fees		207,559		189,028
Stock compensation		577,772		7,567
Rent & facility costs		62,418		61,971
Travel		111,940		143,400
Depreciation		3,564		6,424
General and administrative		122,276		144,858
Total operating expenses		3,188,349		2,734,940
Net loss from operations		(3,011,614)		(2,699,961)
Other income and (expense)				
Interest expense		(171,425)		(265,902)
Other income				
Net loss before provision for income tax		(3,183,039)		(2,965,863)
Provision for income taxes		-		-
Net Loss	$	(3,183,039)	$	(2,965,863)
Loss per common share - Basic and fully diluted	$	(0.44)	$	(0.42)
Weighted average number of shares outstanding - Basic and fully diluted		7,160,805		7,000,000

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

VirZoom, Inc.
Statement of Stockholders' Equity
For the years ended December 31, 2017 and 2016
(unaudited)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance - December 31, 2015	7,000,000	$ 700	$ 516	$ (1,710,846)	$ (1,709,630)
Shares issued	-	-	-		-
Stock options			7,567		7,567
Net loss	-			(2,965,863)	(2,965,863)
Balance December 31, 2016	7,000,000	700	8,083	(4,676,709)	(4,667,926)
Shares issued	404,009	40	522,035		522,075
Stock options issued			577,772		577,772
Stock options to settle AP			20,000		20,000
Net Loss				(3,183,039)	(3,183,039)
Balance - December 31, 2017	7,404,009	$ 740	$ 1,127,890	$ (7,859,748)	$ (6,731,118)

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

VirZoom, Inc.
Statements of Cash Flows
(unaudited)

| | Year ended December 31, | |
	2017	2016
Cash flows from operating activities:		
Net loss	$ (3,183,039)	$ (2,965,863)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation & amortization expense	3,564	6,424
Stock based compensation	577,772	7,567
Change in assets and liabilities		
Accounts receivable	(12,699)	(33,974)
Inventory	(39,164)	(17,354)
Prepaid items	(78,044)	(52,035)
Accounts payable and accrued expenses	33,594	184,232
Accrued interest - convertible notes	158,819	265,902
Deferred revenue	83,521	(8,797)
Net cash used by operating activities	(2,455,676)	(2,613,898)
Cash flows from financing activities:		
Proceeds from issuance of common stock	522,075	-
Proceeds from sale of short-term notes payable	225,000	-
Proceeds from sale of convertible notes payable	1,753,000	1,854,949
Net cash provided by financing activities	2,500,075	1,854,949
Net increase (decrease) in cash	44,399	(758,949)
Cash at beginning of period	239,141	998,090
Cash at end of period	$ 283,540	$ 239,141
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization

VirZoom, Inc. (the "Company") was incorporated in Delaware on February 13, 2015 and is headquartered in Cambridge, Massachusetts. The Company develops and sells virtual reality, multi-player games made for active motion control on a stationary bicycle. VirZoom has generated revenues by selling its products either directly online or via a number of partnerships which began in 2016.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income, total assets, or stockholders' equity.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, The Company recognized $94,970 and $76,739 in advertising costs, respectively, recorded under the heading 'Advertising and promotion' in the statements of operations.

Revenue Recognition & Accounts Receivable

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Persuasive Evidence of an Arrangement—The Company documents all terms of an arrangement in a written contract signed by the customer prior to recognizing revenue.

Delivery Has Occurred or Services Have Been Performed—The Company delivers all products prior to recognizing revenue. The Company typically requires a full deposit prior to order production. All deposits are classified as deferred revenue until all revenue recognition criteria are met.

The Fee for the Arrangement Is Fixed or Determinable—Prior to recognizing revenue, a customer's fee is either fixed or determinable under the terms of the written contract. The customer's fee is negotiated at the outset of the arrangement and is not subject to refund or adjustment during the initial term of the arrangement.

Collectability Is Reasonably Assured—The Company determines that collectability is reasonably assured prior to recognizing revenue. Collectability is assessed on a customer by customer basis based on criteria outlined by management. New customers are subject to a credit review process, which evaluates the customer's financial position and ultimately its ability to pay. The Company does not enter into arrangements unless collectability is reasonably assured at the outset. Existing customers are subject to ongoing credit evaluations based on payment history and other factors. If it is determined during the arrangement that collectability is not reasonably assured, revenue is recognized on a cash basis.

VirZoom recognizes revenue for direct sales when the equipment is shipped to the end user. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

VirZoom uses third-party processors such as Amazon, Celery and Stripe to manage its payments from customers. These third-party provide periodic reports detailing the unit sales and the Company then books an accounts receivable for the proceeds owed by the third-parties. The Company's wholesale revenue is almost exclusively through Amazon and all shipments, invoices, and related payments are entered through the Amazon platform Vendor Central and the Company records accounts receivable for the proceeds owed by Amazon. The Company directly invoices and reconciles any commercial or wholesale revenue outside of the aforementioned scenarios.

Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectability. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Most of the Company's products are paid for in advance and, as such, no allowance for doubtful accounts has been established as of December 31, 2017 or 2016. The Company had $46,673 and $33,974 in accounts receivable at December 31, 2017 and 2016, respectively.

Property, Plant and Equipment

VirZoom's property, plant and equipment consists of computer equipment and tenant improvements at its facilities in Cambridge Massachusetts. The computer equipment is depreciated over 3 years and the tenant improvements are amortized over the life of the facility lease, which is 2 years.

Shipping and Handling

The Company's shipping and handling costs are expensed as incurred and charged to cost of goods sold.

Inventory

VirZoom's inventory consists of units of stationary bikes that are retrofitted with the Company's proprietary technology. Inventories are stated at the lower of cost (average costs) or market (net realizable value). Inventory as of December 31, 2017 and 2016 consisted solely of finished products and manufacturing subcomponents located at the Company's warehouses in China or Mexico under three SKUs:

VZ-C – Units of consumer-grade stationary bikes, retrofitted with the Company's proprietary technology.
VZ-M – VirZOOM Module, an electronic board that install into existing commercial stationary bikes.
VZ-S – VirZOOM Sensor, a Bluetooth product that straps onto the rank arm of any stationary bike, retrofitting them to become VirZOOM controllers.

Defined Contribution Plan

Certain employees are covered by defined contribution plans. The Company's contributions to these plans are based on a percentage of employee compensation or employee contributions. These plans are funded on a current basis.

Net Income (Loss) per Common Share

The Company calculates net income (loss) per share based on the authoritative guidance. Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive.

Income Taxes

The Company utilizes the accrual method of accounting for income taxes. Under the accrual method, deferred tax assets and liabilities are determined based on the differences between the financial reporting basis and the tax basis of the assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. An allowance against deferred tax assets is recognized, when it is more likely than not, that such tax benefits will not be realized.

The Company recognizes the financial statement benefit of an uncertain tax position only after considering the probability that a tax authority would sustain the position in an examination. For tax positions meeting a "more-likely-than-not" threshold, the amount recognized in the financial statements is the benefit expected to be realized upon settlement with the tax authority. For tax positions not meeting the threshold, no financial statement benefit is recognized. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense. The Company did not have any unrecognized tax benefits as of December 31, 2017 and does not expect this to change significantly over the next 12 months.

Cash and Cash Equivalents

The Company records all highly-liquid investments with a maturity of 90 days or less as cash equivalents.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.

Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Recent Accounting Pronouncements

There have been a number of recently-issued Accounting Standards Updates to amend or clarify existing authoritative guidance and generally accepted accounting principles, including those that either (a) provide supplemental clarification on previously-issued standards, (b) are technical corrections, (c) are not applicable to the Company or (d) are not expected to have a significant impact on the Company's financial position or results of operations at this time. As the Company continues to grow and increase its operating and financial reporting capabilities, it will continually evaluate future standards for impact, applicability, and provide disclosure of any impact, as necessary.

NOTE 2 – PROPERTY, PLANT AND EQUIPTMENT (NET)

Equipment is recorded at cost and consisted of the following at December 31, 2017 and December 31, 2016:

	2017	2016
PP&E	$ 14,859	$ 14,859
Less: accumulated depreciation	(14,859)	(11,295)
	$ -	$ 3,564

Depreciation expense for the years ended December 31, 2017 and 2016 was $3,564 and $6,424, respectively.

NOTE 3 – PREPAID ITEMS AND DEPOSITS

As of December 31, 2017 and 2016, the Company's deposits account consists of $7,874 representing the first and last month's lease payments, and a $25,000 deposit with Square 1 Bank, which serves as collateral for its corporate credit card. The Company's prepaid items consist of the following:

	December 31, 2017	December 31, 2016
Prepaid insurance	5,435	4,669
Prepaid inventory costs	136,111	57,536
Other prepaid expenses	2,438	3,735
Total	143,984	65,940

NOTE 4 – SHORT-TERM NOTES PAYABLE

During the year ended December 31, 2017, the Company issued short-term promissory notes with maturity dates 6-months from when the amounts were borrowed. Four of the six notes matured as of the end of the year with two note holders signing amendments to extend the maturity date for another six months while the other two notes were in default. These notes accrue interest at either the original rate of roughly 24% per annum or the default rate of roughly 48% per annum. As of December 31, 2017, the balance of short-term notes was $225,000. Accrued interest on the Company's short-term notes was $27,613 as of December 31, 2017.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

The Company continues to issue convertible debt notes to fund its operations to date, totaling $6,132,000 in note principal issued through December 31, 2017. During 2017, the Company's 2015 Note Purchase agreement, which authorized the issuance of up to $5,500,000 was fully funded. The Company authorized a 2017 Note Purchase Agreement which authorizes up to an additional $2,400,000, as more fully discussed below.

2015 NPA

These notes have a Maturity Date of December 31st, 2018 and accrued simple interest at the rate of 8% per annum through March 31, 2017. Beginning April 1, 2017, the notes accrued interest at a rate of 1.01% per annum (the short-term Applicable Federal Rate for March 2017). All outstanding principal and accrued and unpaid interest under the Note shall be automatically converted into equity securities of the Company in connection with the closing of the first sale of equity securities involving gross proceeds to the Company of not less than one million dollars ($1,000,000). The conversion will be equal to the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) the lesser of (x) eighty five percent (85%) of the per share price at which such equity securities are sold by the Company in the Subsequent Qualified Financing, and (y) the price per share for all shares of common stock, $0.0001 par value per share, of the Company ("Common Stock") outstanding immediately prior to the closing of the Subsequent Qualified Financing, calculated on a fully diluted basis assuming the Company's pre-money equity value is equal to five million five hundred thousand dollars ($5,500,000.00) (the "Valuation Cap").

If no Subsequent Qualified Financing shall have closed prior to the Maturity Date, and the Note has not otherwise been converted, then, effective as of the Maturity Date, all outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into shares of Maturity Date Preferred Stock (as defined in the agreement) at a conversion price equal to the deemed value per share of the Common Stock on the Maturity Date.
At the option of the noteholder, all outstanding principal and accrued and unpaid interest shall be converted into equity securities of the Company in connection with the closing of a sale of equity securities in connection with any equity financing of the Company after the Effective Date that is not a Subsequent Qualified Financing ("Other Financing"), if, and only if, the Note is outstanding at the time of the closing of such Other Financing and such Other Financing occurs before the Maturity Date.
Upon a conversion, all outstanding principal and accrued and unpaid interest under this Note will convert into a number of the equity securities sold by the Company in the Other Financing equal to the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by (ii) the lesser of (x) eighty five percent (85%) of the per share price at which such equity securities are sold by the Company in the Other Financing and (y) the price per share for all shares of Common Stock outstanding immediately prior to the closing of the Other Financing. As of December 31, 2017 and 2016, a total of $5,500,000 and $4,379,000, respectively, was authorized and outstanding under the 2015 NPA.

2017 NPA

These notes have a Maturity Date of July 31, 2019 and accrue simple interest at the rate of 5% per annum. All outstanding principal and accrued and unpaid interest under the Note shall be automatically converted into equity securities of the Company in connection with the closing of the first sale of equity securities involving gross proceeds to the Company of not less than one million dollars ($1,000,000). All outstanding principal and accrued and unpaid interest under this Note will convert into a number of the equity securities sold by the Company in the Subsequent Qualified Financing equal to the quotient of (i) the principal balance of this Note plus all accrued and unpaid interest thereon divided by the lesser of (A) eighty percent (80%) of the per share price at which such equity securities are sold by the

Company in the Subsequent Qualified Financing, or (B) the price per share for all shares of Common Stock outstanding immediately prior to the closing of the Subsequent Qualified Financing, calculated on a fully diluted basis assuming the Company's pre-money equity value is equal to eight million dollars ($8,000,000.00).

For the purposes of calculations, all of the Company's options issued and outstanding as of the date hereof shall be treated as if they had been exercised for Common Stock immediately prior to the Subsequent Qualified Financing. However, none of the Company's convertible promissory notes or other convertible securities of the Company shall be deemed to have been converted, exchanged and/or exercised for Common Stock immediately prior to the Subsequent Qualified Financing.

If no Subsequent Qualified Financing shall have closed prior to the Maturity Date, and this Note has not otherwise been converted, then, effective as of the Maturity Date, all outstanding principal and accrued and unpaid interest under this Note shall be automatically converted into shares of Maturity Date Preferred Stock (defined below) at a conversion price equal to the deemed value per share of the Common Stock on the Maturity Date, which deemed value per share of Common Stock shall be calculated on a fully diluted basis (excluding any shares of Common Stock sold in a crowdfunding offering through NetCapital Systems LLC and its affiliates (collectively, "NetCapital") (x) assuming that the Company's equity value on the Maturity Date is equal to the fifteen million dollars ($15,000,000 (the "Valuation Cap"), and (y) and treating (1) all of the Company's convertible preferred stock, convertible notes (but excluding the Related Notes and the 2015 Notes), stock options, warrants and other convertible securities issued and outstanding on the Maturity Date as if they had been converted, exchanged and/or exercised for Common Stock on the Maturity Date and (2) any shares of Common Stock reserved for issuance under a stock option pool or other equity incentive pool existing on the Maturity Date as if such shares of Common Stock were issued and outstanding on the Maturity Date. For purposes of this Note, the term "Maturity Date Preferred Stock" shall mean a new series of preferred stock of the Company to be created at the time of the conversion of this Note pursuant to this Section, which new series of preferred stock shall rank pari passu upon liquidation with the most senior series of preferred stock of the Company then outstanding, if any, and shall otherwise have the same rights, obligations, and preferences as are set forth in the standard forms of the National Venture Capital Association for a Series A Convertible Preferred Stock to be issued by a technology company in connection with a first round of venture capital financing (subject to such modification of such rights, obligations and preferences as may be necessary to account for any other then outstanding convertible preferred stock of the Company). A total of $632,000 and $nil was outstanding under the 2017 NPA as of December 31, 2017 and 2016, respectively.

Interest accrued on the Company's convertible notes was $528,925 and $397,719 as of December 31, 2017 and 2016, respectively.

As of both December 31, 2017 and 2016, there has not been an Other Financing, and as such there have been no conversions of outstanding principal or accrued interest into common shares of the Company.

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has 20,000,000 authorized shares at a par value of $.0001. No common stock was sold during the year ended December 31, 2016. During the year ended December 31, 2017, 404,009 shares were sold for an aggregate $548,975 in cash proceeds less $26,900 in fees associated with the sale of the shares. The Company also purchased back and retired 180,000 shares during the year originally issued during 2015 for a total of $18.

During the year ended December 31, 2016, the Company issued an aggregate 351,000 options, exercisable at $.01 per share, vesting between 1-48 months from issuance. During the year ended December 31, 2017, the Company issued an aggregate 428,720 options, exercisable at $.01 per share, and vesting between 1-48 months from issuance and issued an aggregate 995,050 shares, exercisable at $.94 per share, vesting between 1-48 months from issuance.

The Company recognized stock compensation expense over the vesting periods in the amounts of $577,772 and $7,567 during the years ended December 31, 2017 and 2016, respectively, which was charged to paid-in capital. The large increase in stock compensation expense was due to the Company's per share valuation based on its public offering under Reg CF that transpired during the year, raising the perceived "market value" of common stock from $.01 per share to $.94 per share. An additional $20,000 of accrued liability was settled via the issuance of options during 2017. The Company expects an additional $756,885 to be expensed over the remaining vesting periods.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company leases office space at 56 JFK Street in Cambridge Massachusetts for $3,937 per month. The lease has a term of 2 years from April 1, 2015 until March 31, 2017 and the Company exercised an option extend the lease for an additional 2-year term, commencing on April 1, 2017. Minimum lease payments are as follows:

Year ended December 31,	
2018	$47,244
2019	11,811
Total	$59,055

NOTE 8 – INCOME TAXES

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs). The Company believes that, at this time, it is more likely than not that the benefit of the NOLs will not be realized and has therefore recorded a full valuation allowance.

The income tax benefit differs from the amount computed by applying the statutory federal and state income tax rates to the loss before income taxes. The sources and tax effects of the differences are as follows:

	December 31, 2017		December 31, 2016	
Statutory federal income tax rate	35	%	35	%
State income taxes, net of federal taxes	8	%	8	%
Valuation allowance	(43)	%	(43)	%
Effective income tax rate	-	%	-	%

As of December 31, 2016, the Company has a net operating loss carryforward of approximately $7,500,000 to reduce future federal taxable income which begins to expire in the year 2039. The Company is also subject to corporate taxes in the State of Massachusetts which has similar net operating loss carryover provisions which start to expire in the year 2039.

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All of the Company's open tax years beginning in tax year 2015 are subject to federal and state tax examinations. During 2017, the Tax Cuts and Jobs Act permanent lowered the corporate tax rate from 35% to 21% beginning in the 2018 tax year. The Company is still evaluating the impact this will have on its future income taxes, however expects only an impact on the Company's valuation allowance for its deferred taxes.

NOTE 9 – RELATED PARTY TRANSACTIONS

The three members of the Company's board, Eric Janszen, Eric Malafeew and Sunil Tahiliani are investors in convertible notes at the amounts of $350,000, $45,000 and $25,000, respectively, as of August 30, 2018. Eric Janszen also is an investor in short-term notes at $50,000. Eric Janszen and Eric Malefeew are employees of the company; Eric Janszen is Co-founder, President and Chief Executive Officer and Eric Malafeew is the Co-Founder and Chief Technology Officer. Sunil Tahiliani has never been and is not currently an employee of the Company.

As of December 31, 2017, the Company had aggregate accrued bonuses for officers and employees in the amount of $264,000. Subsequent to December 31, 2017, the Company determined that, due to lack of positive operating cash flow and the need for subsequent financings, the bonuses would not be paid. As a result, the accrued amounts were written off, resulting in the aggregate adjustment to reported payroll costs in the amount of $132,000.

NOTE 10 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $7.9 million which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 13, 2018, the date these financial statements were available to be issued.

Subsequent to December 31, 2017, the Company launched two inventory financing cooperatives through Kickfurther, one of which has since closed and the other is still open as of August 30, 2018 with an unpaid balance of $8,541.

Also subsequent to December 31, 2017, the Company has ceased production and sales of original consumer products. There are unfinished goods in prepaid items that will most likely be abandoned and written off.

Through August 31, 2018, the Company has issued an additional $1,062,250 under the 2017 NPA, bringing the aggregate outstanding convertible note balance to $7,194,250.